Exhibit (h)(4)

Sub-License Agreement

This agreement (“Sub-License Agreement”) is made by and between Innovator Capital Management LLC (“Licensee”), whose principal offices are located at 120 North Hale Street, Suite 200, Wheaton, Illinois 60187 and who is a licensee of S&P Opco LLC (a subsidiary of S&P Dow Jones Indices, LLC) (“S&P”), a Delaware limited liability company whose principal offices are located at 55 Water Street, New York, New York 10041, and Elkhorn S&P High Quality Preferred ETF (“Sub-Licensee”), whose principal offices are located at 120 North Hale Street, Suite 200, Wheaton, Illinois 60187.

WHEREAS, S&P possesses certain rights to “S&P®” and the “S&P U.S. High Quality Preferred Stock Index” as registered trademarks, trade names and service marks (“Marks”);

WHEREAS, S&P determines the components of the S&P U.S. High Quality Preferred Stock Index and the proprietary data contained therein (“Index”) and such efforts involve the considerable expenditure of time, effort, judgment and money;

WHEREAS, S&P calculates, maintains, and disseminates the Index;

WHEREAS, S&P and Licensee have previously entered into a separate master agreement, dated _________, concerning use of the Index and Marks (“License Agreement”); and

WHEREAS, pursuant to [Section 3] of the License Agreement, Licensee hereby grants to Sub-Licensee a non-exclusive and non-transferable sublicense to use the Index and Marks in connection with the issuance, distribution, marketing and/or promotion of shares of the Sub-Licensee;

NOW THEREFORE, in consideration of the premises and the mutual covenants and conditions herein, Licensee and Sub-Licensee, intending to be legally bound, agree as follows:

Section 1.     Scope of Sub-License. Sub-Licensee hereby acknowledges that it has received, reviewed, and understands the License Agreement entered into between Licensee and S&P relating to use of the Index and Marks. Except as noted herein, Sub-Licensee hereby agrees to obligate itself to all the terms, conditions, and obligations of that License Agreement as if Sub-Licensee were the Licensee. Sub-Licensee agrees that S&P may exercise any rights against Sub-Licensee (including, for example, limitation of liability, indemnification, or audit rights) S&P has against the Licensee to the same extent as if Sub-Licensee were directly contracting with S&P. Sub-Licensee agrees it will not assert against S&P any defense, claim, or right Sub-Licensee may have against Licensee, including those of set-off, abatement, counter-claim, contribution, or indemnification.

Section 2.     No Further Sub-License. All references in the License Agreement to sub- licenses and sub-licensees, including any right of sub-licensee to grant further sub-licenses or to permit further sub-licensees are not applicable to this Sub-License Agreement and are as if deleted from the License Agreement.

Section 3.     Term. The Term of this Sub-License Agreement automatically terminates, without Notice, if the Term of the License Agreement terminates for any reason.

Section 4.     General Provisions. The provisions of the License Agreement govern this Sub- License Agreement. All terms and definitions used in this Sub-License Agreement, unless otherwise indicated, have the same meanings and definitions as in the License Agreement. Licensee has no authority to waive, renegotiate, or forgive any provision of the License Agreement as it applies to Sub-Licensee.

IN WITNESS WHEREOF, the Parties hereto have caused this Sub-License Agreement to be executed by their duly authorized officers.

Innovator Capital Management, LLC (“Licensee”)

By: __________________________________________

Name: Bruce Bond

Title: Chief Executive Officer

Effective Date: _________________________________

Elkhorn S&P High Quality Preferred ETF (“Sub-Licensee”)

By: __________________________________________

Name: Bruce Bond

Title: President

Effective Date: _________________________________